Exhibit 99.88

Source: PyroGenesis Canada Inc.
March 03, 2021 16:20 ET

PyroGenesis is Pleased to Announce the Appointment of Mr. Ben Naccarato to the Board of Directors, effective immediately

MONTREAL, March 03, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://www.pyrogenesis.com) (TSX: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce today the appointment of Mr. Ben Naccarato, as an independent director.

Mr. Naccarato, CPA, CMA, is the Executive Vice-President and Chief Financial Officer at Perma-Fix Environmental Services Inc., a NASDAQ listed environmental services company, providing unique radioactive mixed and industrial waste management services. Mr. Naccarato brings to the Board of Directors of the Company (the “Board”) more than 30 years of experience in senior financial positions in the environmental industry. Mr. Naccarato is a graduate from the University of Toronto with a Bachelor of Commerce and Finance Degree as well as being a Chartered Professional Accountant and Certified Management Accountant (CPA, CMA).

“On behalf of the Board, it gives me great pleasure to welcome Mr. Naccarato as its newest independent director,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “Mr. Naccarato brings to the Board an impressive set of financial and accounting skills, combined with an extensive background in environmental services. He also has broad experience as an executive in a publicly traded company. We are looking forward to having Mr. Naccarato add his expertise to that of the Board’s during this exciting time in the Company's evolution, and we look forward to his contribution to the Company’s next stage of growth.”

The appointment of Mr. Naccarato remains subject to regulatory and exchange approval.

Separately, the Company is pleased to announce today that it has entered into a lease agreement for an additional 31, 632 sq. ft. which will almost double its existing manufacturing footprint in Montreal, QC, Canada.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/